Exhibit 99.81

Grande West to Present at Q1 Virtual Investor Summit

VANCOUVER, BC – March 17, 2021 – Grande West Transportation Group Inc. (TSXV:BUS) (OTCQX:BUSXF) (FRA:6LG) (“Grande West” or the “Company”), a leading supplier of electric, CNG, gas and clean diesel buses, today announced that management will present at the Q1 Virtual Investor Summit, hosted by the Investor Summit Group, taking place March 23-25, 2021.

William Trainer, President and Chief Executive Officer of Grande West, is scheduled to present as follows and will host one-on-one meetings with institutional investors throughout the event.

Q1 Virtual Investor Summit

Date: March 24, 2021

Time: 1:30 p.m. Eastern time

Webcast: https://zoom.us/webinar/register/WN_pac8geZBSHGlDrkgUtAj_g

Registration is mandatory for conference participation. For more information on the conference, please visit www.investorsummitgroup.com or contact your Investor Summit representative.

About Grande West Transportation Group

Grande West Transportation Group (TSXV: BUS) (OTCQX: BUSXF) (FRA: 6LG) is a leading supplier of electric, CNG, gas and clean-diesel buses for both public and commercial enterprise use in the U.S and Canada. The Company’s flagship line of Vicinity™ buses, which maintain a dominant market share in Canada, are produced by the Company’s world-class manufacturing partners or at the Company’s Buy America Act compliant assembly facility in Washington state. Grand West’s innovative Vicinity Lightning™ EV bus, enabled through a tier-1 strategic supply agreement with BMW batteries and components, seeks to lead the global transition to more sustainable transit vehicles in the private and public markets. For more information, please visit www.grandewest.com or www.vicinitybus.com for product details.

Company Contact:

John LaGourgue

VP Corporate Development

604-288-8043

IR@grandewest.com

Investor Relations Contact:

Lucas Zimmerman or Mark Schwalenberg, CFA

MZ Group - MZ North America

949-259-4987

BUS@mzgroup.us

www.mzgroup.us

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